QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

COMMISSION FILE No. 1-31690

TransCanada Corporation
(Translation of Registrant's Name Into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                        No ☒

I

99.1.
The Management Proxy Circular of the Registrant dated February 22, 2007 and as filed as Exhibit 99.1 to this Form 6-K (excluding the Sections entitled "Report on Executive Compensation" and "Performance Graph", which shall be deemed not to be incorporated by reference) is hereby filed with the Securities and Exchange Commission for the purpose of being and hereby is incorporated by reference into the following registration statements filed by TransCanada Corporation under the Securities Act of 1933, as amended.

Form	Registration No.
S-8	333-5916
S-8	333-8470
S-8	333-9130
F-3	33-13564
F-3	333-6132
F-10	333-140150
99.2.
The Form of Proxy of the Registrant is hereby furnished as Exhibit 99.2 to this Form 6-K.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA CORPORATION
By:	/s/ GREGORY A. LOHNES Gregory A. Lohnes Executive Vice-President and Chief Financial Officer
By:	/s/ DONALD J. DEGRANDIS Donald J. DeGrandis Corporate Secretary

February 27, 2007

EXHIBIT INDEX

99.1
Management Proxy Circular of the Registrant

99.2
Form of Proxy of the Registrant

QuickLinks

SIGNATURES
EXHIBIT INDEX